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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Schrank, Douglas R.		Perrigo Company (PRGO)
	C/O Perrigo Company 515 Eastern Avenue	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			04/28/03
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Allegan, MI 49010 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Executive Vice President and Chief Financial Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		04/28/03				S			21,200	D	14.0444

	Common Stock		04/29/03				M			11,667	A	8.28125

	Common Stock		04/29/03				M			550	A	6.15625		36,028		D

	Common Stock													22.91		D		By Profjt Sharing Plan*

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Employee Stock Option Right To Buy		$8.28125		4/29/03				M				11,667

	Employee Stock Option Right To Buy		$8.28125						(1)

	Employee Stock Option Right To Buy		$8.28125						(1)

	Employee Stock Option Right To Buy		$8.28125						(1)

	Employee Stock Option Right To Buy		$8.28125						(1)

	Employee Stock Option Right To Buy		$6.15625		4/29/03				M				550

	Employee Stock Option Right To Buy		$6.15625						(1)

	Employee Stock Option Right To Buy		$6.15625						(1)

	Employee Stock Option Right To Buy		$6.15625						(1)

	Employee Stock Option Right To Buy		$15.505						(1)

	Employee Stock Option Right To Buy		$15.505						(1)

	Employee Stock Option Right To Buy		$15.505						(1)

	Employee Stock Option Right To Buy		$15.505						(1)

	Employee Stock Option Right To Buy		$15.505						(1)

	Employee Stock Option Right To Buy		$9.84						(1)

	Employee Stock Option Right To Buy		$9.84						(1)

	Employee Stock Option Right To Buy		$9.84						(1)

	Employee Stock Option Right To Buy		$9.84						(1)

	Employee Stock Option Right To Buy		$9.84						(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	01/03/02	01/03/10		Common Stock	11,667				0		D

	01/03/03	01/03/10		Common Stock	11,667				11,667		D

	01/03/04	01/03/10		Common Stock	11,667				11,667		D

	01/03/05	01/03/10		Common Stock	11,666				11,666		D

	01/03/06	01/03/10		Common Stock	11,666				11,666		D

	05/30/02	05/30/10		Common Stock	18,144				17,594		D

	05/30/03	05/30/10		Common Stock	18,144				18,144		D

	05/30/04	05/30/10		Common Stock	18,143				18,143		D

	05/30/05	05/30/10		Common Stock	18,143				18,143		D

	07/19/02	07/19/11		Common Stock	10,000				10,000		D

	07/19/03	07/19/11		Common Stock	10,000				10,000		D

	07/19/04	07/19/11		Common Stock	10,000				10,000		D

	07/19/05	07/19/11		Common Stock	10,000				10,000		D

	07/19/06	07/19/11		Common Stock	10,000				10,000		D

	08/06/03	08/06/12		Common Stock	9,000				9,000		D

	08/06/04	08/16/12		Common Stock	9,000				9,000		D

	08/06/05	08/16/12		Common Stock	9,000				9,000		D

	08/06/06	08/16/12		Common Stock	9,000				9,000		D

	08/06/07	08/06/12		Common Stock	9,000				9,000		D

Explanation of Responses:

* Consists of shares purchased in the Profit Sharing Plan as of 06/29/02.

(1) Previously reported.

/s/ Douglas R. Schrank	04/30/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.